Exhibit 99.2

Notice Under Section 708A(5) of the Corporations Act

Melbourne, Australia, November 7, 2025

This notice is given by Immuron Limited (ASX: IMC; NASDAQ: IMRN) under section 708A(5)(e) of the Corporations Act 2001 (the ‘Corporations Act’).

Type	Shares
Class	Ordinary
ASX code	IMC
Date of Issue	7 November 2025
Number Issued	8,495,080

The Company gives notice under section 708A(5)(e) of the Corporations that:

1.	the Company issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(i)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii)	sections 674 and 674A of the Corporations Act; and

3.	as at the date of this notice, there is no information to be disclosed which is ‘excluded information’ (as defined in sections 708A(7) and 708A(8) of the Corporations Act) which is required to be disclosed by the Company.

Phillip Hains

Company Secretary